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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                   FORM 10-SB
                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
             UNDER SECTION (b) or (g) OF THE SECURITIES AND EXCHANGE
                                   ACT OF 1934

                                ----------------

                      INTERNATIONAL ENERGY CONSULTANTS, INC.
                 (Name of Small Business Issuer in its Charter)

                                ----------------

            NEVADA                                              88-0387107
(State or other jurisdiction of                             (I.R.S.  Employer
incorporation or organization)                             Identification No.)

                                ----------------

                          TONY SANZARI, CHAIRMAN, CEO
                     INTERNATIONAL ENERGY CONSULTANTS, INC.
                               6857 W. CHARLESTON
                            LAS VEGAS, NEVADA 89117
                                 (702) 360-3472

     (Address and telephone number of issuer's principal executive offices)

                                ----------------

         SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

        Title of Each Class                                Name of Each Exchange on Which
        To be so Registered                                Each Class is to be Registered
        -------------------                                ------------------------------

              N/A                                                       N/A

         SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                     Common Stock, par value $0.01 per share
                                (Title of Class)


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                                TABLE OF CONTENTS

PART I                                                                        PAGE
                                                                              ----
Item 1.    Description of Business ...........................................   1

Item 2.    Management's Discussion and Analysis or Plan of Operations ........  10

Item 3.    Description of Property ...........................................  12

Item 4.    Security Ownership of Certain Beneficial Owners and Management ....  12

Item 5.    Directors, Executive Officers, Promoters and Control Persons ......  12

Item 6.    Executive Compensation ............................................  15

Item 7.    Certain Relationships and Related Transactions ....................  15

Item 8.    Description of Securities .........................................  16

PART II

Item 1.    Market Price of and Dividends on the Registrant's Common Equity
           and Other Shareholder Matters .....................................  16

Item 2.    Legal Proceedings .................................................  16

Item 3.    Changes in and Disagreements with Accountants .....................  16

Item 4.    Recent Sales of Unregistered Securities ...........................  17

Item 5.    Indemnification of Directors and Officers .........................  17

PART F/S ..................................................................... F-1

PART III

Item 1.    Index to Exhibits .................................................  19

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                           FORWARD-LOOKING STATEMENTS

IN ADDITION TO HISTORICAL INFORMATION, THE FORM 10-SB CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, AND THE COMPANY DESIRES TO FALL WITHIN THE "SAFE HARBOR" PROVISIONS THEREOF. THIS STATEMENT IS INCLUDED HEREIN FOR THE EXPRESS PURPOSE OF AVAILING THE COMPANY OF THE PROTECTIONS OF SUCH SAFE HARBOR WITH RESPECT TO ALL OF THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN. SUCH FORWARD LOOKING STATEMENTS REFLECT THE CURRENT VIEWS OF THE COMPANY AND ITS MANAGEMENT WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE, AND ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES, WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER SUBSTANTIALLY FROM HISTORICAL RESULTS OR ANTICIPATED RESULTS. THE WORDS "ANTICIPATES," "BELIEVES," "EXPECTS," "INTENDS," "FUTURE," "PROJECTED," "PLANS," "PLANNED," "OBJECTIVE" AND SIMILAR EXPRESSIONS IDENTIFY FORWARD-LOOKING STATEMENTS. READERS ARE CAUTIONED TO CONSIDER SPECIFIC RISK FACTORS DESCRIBED HEREIN AND NOT TO PLACE UNDUE RELIANCE ON THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN, WHICH ARE APPLICABLE ONLY AS OF THE DATE HEREOF. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY REVISE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES THAT MAY ARISE AFTER THE DATE HEREOF.

                                     PART I

ITEM 1.   DESCRIPTION OF BUSINESS

HISTORY

         International Energy Consultants, Inc. (the "Company" or "IEC"), was incorporated under the laws of the State of Nevada on August 15, 1997. The Company's Articles of Incorporation were recently amended and filed with the Secretary of State's office for the State of Nevada on January 17, 2001. IEC's offices are located at 6857 W. Charleston, Las Vegas, Nevada 89117. The Company has an Internet web site, www.energyconsultants.net, and has not been involved in any bankruptcy, receivership or similar proceeding.

THE BUSINESS

         Over the past several decades a number of industries have substantially changed due to government deregulation and no longer operate in a "traditional" way. Two of the better known examples are the telecommunications and trucking industries. While deregulation in any industry initially results in uncertainty and confusion, it also results in new opportunities.

         Recently the federal government has substantially deregulated the electric energy market and many of the state governments have either already passed deregulation legislation or such legislation has been introduced with approval appearing likely. Similar to other industries before it, deregulation of the electric power industry has caused a great deal of concern due to the uncertainty of what effects deregulation will have on both commercial and residential electric customers.

         Over the next several years there is no doubt that many of the uncertainties will "settle out" and other challenges will emerge as the new deregulated market finds its own way. The Company believes that there are several significant business opportunities that exist in the "new" electric energy marketplace including distributed generation, cogeneration and the sale of energy efficient and conservation products.

         Distributed generation ("DG") is a concept whereby commercial users of electric power purchase and operate small, energy efficient generators to supply all or a portion of their electrical power needs on a permanent or standby basis. Cogeneration ("CG") goes beyond distributive generation by utilizing the heat energy given off by the generating equipment and/or by the electrical equipment (such as computers or manufacturing machinery) within the commercial customers building to heat the building itself or the heat is piped to another location (such as a greenhouse) to be used there.

         The Westinghouse corporation has predicted that DG will account for forty percent (40%) of all electric generating capacity worldwide by the year 2005 and the U.S. Department of Energy has forecasted that DG will account for twenty percent (20%) of the increased U.S. electric capacity in the next several years.

         The electric power industry is entering a period of fundamental change not only within the United States but internationally as well. In many countries a similar deregulation to that in the U.S. is occurring and in addition, foreign governments are giving "open access" to outside business concerns to propose, engineer, build and operate electric power generating plants or install DG equipment.

         This domestic and international activity has occurred as a result of the rapid growth of numerous technologies which require electric energy. The Electric Power Research Institute has estimated that this growth will increase electric power demand by over 2.5 gigawatts annually for the foreseeable future.

         This ever increasing demand for power has the combined effects of causing an increasing burden on the existing power grid distribution system resulting in poor quality output and questionable reliability. The most recent example of these problems were the brown outs and power cut offs which occurred in California during the summer of 2000 and winter of 2001. Such occurrences are not good news for commercial/industrial power users who demand economical, reliable and quality power. The Company believes that current electric power industry problems and changing market environment have set the stage for the marketability of new innovations and products. As the generation of power by big utilities gets more competitive, the Company believes profits will be squeezed for these producers. IEC also believes that DG and CG projects and innovative efficiency/conservation products will account for a large part of the profitability within the industry for a significant period of time. It is just this part of the industry in which IEC has begun to operate.

BUSINESS

         As stated above, the deregulation of the electric power industry and increasing electric energy grid constraints have opened up new opportunities in the energy services marketplace that were not economically practical or did not previously exist. IEC believes that its business plan is positioned to take advantage of these opportunities.

         The main thrust of IEC's business is focused on development of DG and CG projects primarily within the United States but also in some foreign markets including the Caribbean, Central and South America. IEC's customers will primarily be commercial enterprises who want an overall solution that gives advantages in terms of cost, reliability and quality. Depending on the size of the power needs of the potential customer projects can be relatively small (installation of a 100kw generator) or very large (development, construction and operation of a 120Mw power plant to service several large industrial users in a limited geographic area.)

         IEC intends to continue to market to all sizes of customers by marketing a "solutions" approach whereby IEC will secure all the components and expertise necessary to present a complete project to the customer. This approach will require that IEC continue to establish relationships with service and equipment providers in order to offer a full menu of engineering and other services along with innovative products all under the IEC corporate banner. IEC's cornerstone marketing philosophy is to provide customers with a "turnkey" solution to their electric energy problem.

         The Company has begun to realize that there are long lead times for mid to large size DG and CG projects to develop and to be completed. Consequently, the Company has attempted to search for opportunities which will allow the Company to earn revenue while waiting for the larger projects to begin. As part of IEC's business plan the Company has developed a strategy where certain new technology products will be offered which provide energy conservation or efficiencies. Management believes that the sale of these products, if successful, will provide revenues for the Company in the near term.

         DISTRIBUTED GENERATION. As stated earlier, distributed generation is the use of stand alone electric energy devices to provide customers lower cost electric energy. The market for on-site electric power generation is only now beginning to emerge as a viable long term solution for continuous electric power needs by commercial enterprises. Historically, on-site generation has been a market for backup and standby generators for use in emergencies and grid failures. However, new technologies and products are now available that have been specifically designed to provide on demand continuous electric power for industrial and commercial users. The new products have been designed to provide increased efficiency and reliability with lower emissions which enables the commercial power user to have new options which are well suited for cost effective prime power applications. The Company believes that the new products offer significant benefits to their potential customers and have excellent market potential however there can be no assurance that this will occur. One of the new DG products, the Powr/Master, is discussed below.

         Management believes that not only small commercial users will be interested in the benefits of DG but also mid to large commercial and industrial users as well. In the event a large or several large industrial customers in a close geographical area wish to disconnect from the local power grid for reasons of cost, reliability or lack of quality power then the Company will offer to construct and operate a stand alone power generation facility of up to 120Mw. IEC has invested in such a proposed project in El Salvador where negotiations are continuing to construct a 80-120Mw electric power generation plant to serve several industrial users located in Acajutla, El Salvador.

         The Company recognizes that there are two limiting factors to the DG market; i) the cost of the generating equipment or facility is proportionate to the amount of generating capacity required and therefore any mid or larger size project would require the Company to seek financial partners who are willing to finance or otherwise provide capital to fund the projects as the Company currently does not have the financial resources to fund any significant project of its own and ii) the time between when a potential customer agrees to a DG project and the actual installation of the product or completion of the generating facility can be substantial, from sixty days for a small project to several years for a large project. IEC is currently attempting to market a number of projects of varying sizes to fill its "calendar" to allow for a more even revenue flow however there can be no assurance that IEC will be able to locate any necessary financial partners or market enough DG projects of various completion dates to generate timely or sufficient revenue to allow the Company to continue as a going concern.

         COGENERATION. As described above, cogeneration is similar to distributed generation but in addition to generation of electric power, the heat energy from the generating machinery is captured and used to heat the customer's building. The expected benefit is a decrease in the cost of the customer's electricity from the DG facility and a decrease in energy use (and corresponding cost savings) through the use of the "waste" heat from the power generator.

         JOINT VENTURES/OPPORTUNITIES. The Company has had a difficult time in attempting to solidify its business plan due to the changing nature of the deregulated energy market and IEC's need to find a niche consistent with its size and its financial resources. Utilizing the DG and CG concepts discussed above the Company may enter into joint ventures or undertake certain projects alone. Currently there are three principal project types which the Company is considering with other project types to be added as market conditions and company resources allow. The following project types share common principals which management believes will be important for IEC's growth including asset ownership, operation of the asset and sale of generated output.

         RESORT POWER. These projects will seek to capitalize on the need for reliable, economical power and thermal services for island businesses and vacation resorts. The Company offers the ability to supply reliable on site facilities to supply electricity, hot water, steam and chilled water through an all contained modular pre-engineered package manufactured by Cummins and Wartsila NSD.

         LANDFILL GAS. Landfill Gas Generation projects offer a substantial opportunity with the advent of deregulation as well as increased environmental controls. These projects will develop and operate landfill gas (methane) fueled generation facilities utilizing a mix of new technology generators (such as the Capstone Micro Turbine). Electricity generated from landfill gas is considered a "green" or "renewable" power source and many governmental agencies offer monetary incentives for the construction and operation of these types of power plants. The Company believes that it will be able to sell the electricity to local utilities or directly onto the power grid at premium prices and provide a potentially profitable revenue stream to the Company.

         PEAK-FIRE. The Company believes that the "Peak-Fire" type of project represents a substantial opportunity to IEC. These projects capitalize on power opportunities that did not exist before deregulation and utilizes equipment that has been previously installed at a large number of commercial or industrial facilities. The basic gist of the plan is to acquire, operate and maintain power generation machinery already installed at commercial/industrial facilities typically as backup generators. The plan will be for IEC to purchase the generator from the Commercial business who will then lease it back from IEC who will operate the generator and provide back up power for the commercial facility when needed but then operate the generator at non needed times to generate power to sell on the wholesale market.

         PRODUCTS. IEC believes that new energy producing or energy saving products are needed in the marketplace. IEC has identified three products which management believes will provide significant opportunities.

         POWR/MASTR. One of the products the Company may use to provide electric power in a distributed generation application is the Powr/Mastr. This new technology is currently being tested but it appears to be an efficient, low emission engine for powering oil, water pumps and electric generation as the Powr/Mastr can be configured to supply mechanical power (at 145 house power) or electric power (at 100kw). The manufacturer claims that the Powr/Mastr is designed to operate efficiently on a number of fuels including natural gas, propane or butane and is also designed to run slower, colder and cheaper than currently available gasoline, diesel or natural gas engines.

         The Powr/Mastr is relatively light and easily transported to the customer's location on its own integrated trailer. It can be installed on a properly prepared pre-built slab by one person in less than four hours. The following chart showing the comparison of electric utility and Powr/Mastr costs which is projected by it manufacturer, Electryon, Inc.

                   UTILITY COMPANY ELECTRICITY OR POWR/MASTR


                  MONTHLY COST FOR UTILITY COMPANY ELECTRICITY

           43,200 kWh per month                      57,600 kWh per month          72,000 kWh per month
             (60kW per hour)                           (80kW per hour)               (100 kW per hour)
           --------------------                      --------------------          --------------------
            @$.07kWh $3,024                                $4,032                         $5,040
            @$.08kWh $3,456                                $4,608                         $5,760
            @$.09kWh $3,888                                $5,184                         $6,480
            @$.10kWh $4,320                                $5,760                         $7,200
            @$.11kwh $4,752                                $6,336                         $7,920
            @$.12kWh $5,184                                $6,912                         $8,640
            @$.13kWh $5,616                                $7,433                         $9,360

                           MONTHLY COST FOR POWR/MASTR

           43,200 kWh per month                      57,600 kWh per month          72,000 kWh per month
           --------------------                      --------------------          --------------------
             $ 2.00/MMBTU $2,364                           $2,580                         $2,796
             $ 2.50/MMBTU $2,580                           $2,850                         $3,120
             $ 3.00/MMBTU $2,796                           $3,120                         $3,444
             $ 3.50/MMBTU $3,012                           $3,390                         $3,768
             $ 4.00/MMBTU $3,228                           $3,660                         $4,092

         In addition to the Powr/Mastr there are other electric power generators including other reciprocating engines (such as diesel), combustion turbines, microturbines and fuel cells. While this may seem to be a substantial list, they all have one thing in common, the ability to generate electric power for small users or custom applications. These generating devices all have a number of attributes which make them a potential distributed power solution depending upon the application required by a customer or a group of customers.

         EDDY DRAFT REGULATOR. The Company is currently evaluating the technology involved in the Eddy Draft Regulator ("EDR") and has already sold one project. The EDR is a product which increases efficiency of commercial boilers, water heater, furnaces, ovens and kilns. It is a patented product which has no moving parts, requires no energy to run and provides a constant draft control enhancement for exhaust stacks. The benefit of the EDR is increased draft efficiency which in turn permits increased heating efficiency and thus lowers fuel usage and costs.

         While IEC is currently working with the product it is being evaluated as to whether the product fits within the Company's marketing plans. There can be no assurance that IEC will continue to sell the EDR or any other product.

         PETROMOLY. Petromoly is an oil product which contains certain chemical structures which allows reciprocating engines such as an automobile engine or the Powr/Mastr to run more efficiently. The product accomplishes this by being "slicker" than conventional motor oil thereby reducing drag between metal engine parts which in turn increases power and lowers fuel consumption. IEC, by vote of its shareholders, is participating in a joint venture with the products manufacturer Pretromoly, Inc. located in Houston, Texas and a marketing company owned by two officers of the Company, Tony Sanzari and Scott Pumper, Empire Multimedia Marketing, Inc. During the fourth quarter 2000 the Company has invested $250,000 to fund an advertising campaign using a television infomercial to directly market the product to potential customers. The venture originally ran a test market in the fall of 2000 and from the test the venture has decided to revise the infomercial and launch the campaign in the first quarter 2001.

         POWER TRADING SERVICES. The final sector the Company plans to be involved in is the wholesale marketing of electrical power. IEC is a registered wholesale power marketer with the Federal Energy Regulatory Commission (FERC) and has the capability to provide wholesale brokering of power in deregulated states. The Company believes that this capability will allow IEC's customers who own standby generators (see Peak-Fire projects described above) to run the generators when they are not needed to generate electric power to sell on the wholesale market providing a revenue stream to IEC and the customer.

         Although IEC has not engaged in this activity as of the date of this filing, management believes that power trading is a significant opportunity which the Company needs to explore.

COMPETITION

         Currently, there are numerous competitors in the energy market ranging from engineering service terms, construction contractors, manufactures and other marketers. Many of the Company's competitors will be significantly better financed and have greater resources than those of the Company including advertising budgets. The Company is hopeful that the uniqueness of the Company's services and products will overcome their competitors' advantages, however, there can be no assurance that this will occur. If the Company is unable to overcome its competition or its services and products are not accepted by the consumer, then the Company will not be profitable and thus, its shareholders are likely to lose a portion of or all of their investment in the Company.

PATENTS, TRADEMARKS, SERVICE MARKS, LICENSES

         The Company currently has no patents, trademarks or service marks. However, the Company has acquired certain contractual rights as party to a letter of intent agreement with an inventor whereby the Company, upon payment of certain compensation, will acquire the patent rights to a device called the Eddy draft regulator. A more detailed explanation of the device in contained in the Company's products described above.

EFFECT OF GOVERNMENTAL REGULATIONS ON THE BUSINESS

         There are a number of areas of the Company's business which are effected by governmental regulations. As described above the Company's business seeks to take advantage of certain opportunities which have arisen as a result of the deregulation of the electric power industry by the federal government and by 26 of the state governments.

         Deregulation allows the Company to sell generating devices to commercial customers who are no longer required to buy their electricity from one local company. In addition it allows the Company and its commercial customers to sell any excess power generated by the commercial customer to the electric power grid system. In addition, deregulation has allowed the Company to be licensed by the Federal Energy Regulatory Commission (FERC) as a wholesale electric energy reseller.

         In addition to deregulation many states either separately or as part of their deregulation legislation have created incentives which encourage innovation and use of "green" power. "Green" power is electric power which is generated from environmentally friendly methods including wind, geothermal and low polluting fossil fuels such as natural gas. As described above in the Business section, the Company plans to evaluate and if successful, use methane gas from landfills to generate electric power to sell to the wholesale power distribution system. While there can be no assurance that the Company's evaluation will be positive or if positive, that the Company will have sufficient resources to take advantage of the opportunity, the Company believes that a sufficient opportunity exists.

         A significant part of the Company's business plan involves the sale of small power generators to commercial customers in distributed generation and cogeneration projects. Most of these applications will require the burning of fossil fuels, usually natural gas, to generate the electric power. Depending on the geographic location, various federal, state and local permits may have to be obtained to operate the generator due to the federal Clean Air Act or state and local environmental legislation and regulations. While the Company believes that in most instances it will be able to obtain such permits there can be no assurance that it will be able to obtain the permits under current law or in the future in the event new stricter laws are created.

         Due to the Company's current and planned involvement in the electric energy market any changes in governmental regulations, no matter whether positive or negative, will have an effect on the business of the Company. Should the federal or state governments continue to deregulate the electric power industry the Company believes that other opportunities may arise which the Company may be capable of taking advantage of. In the event the federal or state governments reverse their current trend then the Company may not be able to implement its current business plan thereby causing the Company to substantially alter, if possible, its business. Should the Company not be successful in altering its business then the Company would likely have to cease operations.

AMOUNT SPENT ON RESEARCH AND DEVELOPMENT

         The Company has spent no capital directly on the development of any new products as the Company's business strategy has been to conserve its financial resources and obtain or utilize products developed by third parties. Currently, the Company has an exclusive arrangement to market the Eddy draft regulator and is one of several distributors of the Powr/Master electric generator.

EMPLOYEES

         The Company has 10 employees all of which are full-time at its Nevada and San Diego offices and retains specialists as consultants in various fields of expertise.

ENVIRONMENTAL COMPLIANCE

         As of the date hereof IEC has not spent any material amounts of capital or time in compliance with any federal, state or local environmental laws. However, the Company anticipates that as its sells distributed generation and cogeneration projects that it will spend capital in assisting their customers to obtain any environmental permits required to operate any generating facilities the Company may build and own directly. As the Company is just starting to implement its business plan it has no reasonably reliable basis upon which to estimate these costs, if any.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

                                   BACKGROUND

         The Company recently came out of its development stage and management believes the Company will have material revenues during calendar year 2001. Prior to this point in time the Company, since January 1998, had been primarily engaged in researching the newly deregulated electric power industry, evaluating potential opportunities and developing a business plan. In addition, the Company began to locate, evaluate and hire the professional expertise management believed would be necessary to implement its business plan. During this period the Company had no revenues and existed off of working capital. Consequently the Company has experienced operating losses for 1998 and 1999 and management anticipates additional operating losses during fiscal year 2000.

         In addition to the Company's continued operating losses, the Company used significant amounts of cash from operating activities of $196,977 and $1,466,142, respectively, in 1998 and 1999. These financial conditions required the Company's Accountant to issue a "going concern" opinion as part of the presentation of the Company's financial statements.

RESULTS OF OPERATIONS

REVENUE

         As the Company was in a development stage until the third quarter of 2000, no revenue was generated in 1998 or 1999.

OPERATING EXPENSES

         Operating expenses increased 609% or $1,286,516 from $211,084 in 1998 to $1,497,600 in 1999. The increase in operating expenses is attributable to several factors. As the Company developed it added a number of contract employees and these additions are reflected in the increased fees paid to contract employees of 591% from $98,765 in 1998 to $682,420 in 1999. This increased activity is also reflected in increased travel expenses of $74,516 from $1,720 in 1998 to $76,236 in 1999.

         Professional fees also increased in 1999 by $63,488 from $11,000 to $74,488 in 1998 and 1999 respectively, due to the increased legal expenses in 1999 related to the preparation of a private placement memorandum, costs of Blue Sky compliance and legal fees for completing the necessary steps and documents for the Company to obtain a wholesale power marketer license from the Federal Energy Regulatory Commission ("FERC").

         In addition, operating expenses increased in 1999 as the Company incurred a non-recurring expense of $180,000 to acquire an interest in a proposed 120MW electric generation plant to be located in Acjautla, El Salvador.

NET LOSS FROM OPERATIONS

         Net loss from operations increased 609% or $1,286,516 from $211,084 in 1998 to $1,497,600 in 1999. The increase in net loss is directly related to the increased operating expenses as detailed above.

LIQUIDITY AND CAPITAL RESOURCES

         Cash and cash equivalents totaled $86,327 at the end of 1999. Cash at December 31, 1999 represented approximately 56% of the Company's total assets of $154,432. Cash increased in 1999 from $6,347 in 1998 primarily due to the proceeds from the issuances of common stock. Cash used in operating activities totaled $1,466,142 in 1999 as compared to $196,977 in 1998. Cash used in operations increased primarily because of increased losses which result from increased operating expenses.

         Cash used in investing activities totaled $51,999 in 1999 compared to $12,245 in 1998. Cash used in investing activities for both periods is for purchases of property and equipment.

         Cash provided by financing activities consists of $1,598,121 from proceeds from the sale of common stock and $7,845 from capital contributions from an officer for 1999 as compared to $215,569 from proceeds from the sale of common stock and $4,818 from capital contributions from an officer in 1998.

         The Company continues to rely on cash from the sale of its common stock to finance its business plan and current operations. There is no assumption that the Company can continue to raise the necessary capital to execute its business plan.

ITEM 3.  DESCRIPTION OF PROPERTY.

         The Company operates from two locations, its headquarters located in Las Vegas, Nevada and a sales office located in San Diego, California. The Company at its Las Vegas location leases approximately 2,576 square feet comprising the entire one-story building located at 6857 W. Charleston. The lease is a three year lease which expires December 31, 2002. As part of its lease obligation, the Company pays a rental fee plus all applicable property taxes. The Company spent the sum of $5,023.20 per month during calendar year 2000 in support of its lease obligation which will rise to $5,224.13 per month in 2001 and $5,433.10 per month in 2002.

         The San Diego sales office is located at 3914 Murphy Canyon Road, Suite A234 San Diego, California 92121, where the Company leases approximately 925 square feet. The two year lease requires payments of $1,388.00 per month from May 1, 2000 to April 30, 2001 and $1,457.00 per month thereafter until the lease terminates on April 30, 2002.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table sets forth the amount and nature of beneficial ownership of each of the executive officers and directors of the Company and each person known to be a beneficial owner of more than five (5) percent of the issued and outstanding shares of the Company as of September 30, 2000. The table sets forth the information based on 2,120,616 common shares issued and outstanding as of September 30, 2000.

                                             AMOUNT AND NAME
                  NAME & ADDRESS OF          OF BENEFICIAL
TITLE OF CLASS    BENEFICIAL OWNER           OWNER             PERCENT OF CLASS
--------------    ----------------           ---------------   ----------------
Common            Sanzari Family Trust (1)   200,000            16.8%
Common            Scott Pumper               200,000            16.8%

(1) Mr. Tony Sanzari, Chairman and CEO of the Company is the Trustee of the trust and has the ability to vote the shares held by the trust.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

OFFICERS AND SIGNIFICANT EMPLOYEES

           The names, addresses, ages and respective positions of the current directors and officers of the Company are as follows:

NAME                                AGE       POSITION                              DATE HELD
----                                ---       --------                              ---------
Tony Sanzari                        40        Chairman and CEO                      08/15/97
Thomas L. Moore                     34        President                             09/01/00
Joseph A. Silva                     50        Vice President, Operations            01/03/00
John Scalone                        49        Vice President, Engineering           01/03/00
Rob Preston                         43        Vice President, Marketing             01/03/00
Scott Pumper                        29        Vice President, Public and            04/05/98
                                              Investor Relations

         TONY SANZARI 40, Chairman, CEO: Mr. Sanzari has been employed by IEC since 1998 when Mr. Sanzari founded the Company. From 1996 to 1998 Mr. Sanzari has acted as marketing consultant for the new POWR/MASTR product, and as a marketing executive for a fitness machine company, Get Fit Now, LLC. From 1990 to 1996, Mr. Sanzari was involved in a number of enterprises as a marketing executive (including Blue Ridge Holdings, LLC., an agricultural holding company) originally as Vice President and then as President. He is also on the Board of Directors of the Distributed Power Coalition of America (DPCA) and is a member of both the Utility Marketing Association and Association of energy Service Professionals.

         THOMAS L. MOORE 34, President: Mr. Moore joined IEC in September 2000 and brings 13 years of energy engineering, project management and business development experience to the IEC team. Prior to joining IEC, Mr. Moore has held management positions in two start-up energy service organizations focused on Distributed Generation. From 1999 until 2000, he was a Business Development Manager for Williams Distributed Power Services, where his responsibilities included the cultivation of key marketing relationships with developers of new energy products and services as well as the recruitment of Value Added Resellers for William DG technology offerings. Beginning in 1997, Mr. Moore was Senior Energy Consultant at Energy Visions (a Williams company). He was responsible for the hiring and activities of the Energy Services Group, which grew from startup to $5 million in project revenues in less than two years.

         Mr. Moore has also held a management/equity position in a mechanical contracting company, AHC Mechanical Contractors, Inc., from 1993 to 1997 and spent five years from 1989 to 1993, as an employee of the Massachusetts Institute of Technology (MIT) as a Mechanical Design Engineer. Mr. Moore holds a BS in Mechanical Engineering from the University of Massachusetts and is nationally recognized by the Association of Energy Engineers as a Certified Energy Manager.

         JOSEPH A. SILVA 50, Vice President, Operations: Attended San Diego State University, where he majored in Business Administration. Prior to being employed by IEC, Mr. Silva, for the last ten years, was involved in the retail gasoline service industry. Raising his own capital, he acquired two Shell Oil retail dealerships.

         JOHN SCALONE 49, Vice President, Engineering: Mr. Scalone has over 20 years in the construction, commissioning, operation, maintenance and management of power plants. His experience spans both the utility and Independent Power Producer sections with San Diego Gas Electric, Energy Factors, Sithe Energies, Ebasco and Raytheon Engineers and Constructors. Prior to joining IEC, Mr. Scalone was a principal in World Energy Partners, LLC., a developer of energy generation projects. Mr. Scalone has a broad range of experience in plant management, construction and startup of power plants ranging from nuclear to large combined cycle power plants in excess of 1000 Megawatts. Mr. Scalone also operated his own successful IPP consulting firm, Power Service Consultants and has spent over five years as the Manager of Ebasco Plant Service and Raytheon Startup and Plant Service groups. Mr. Scalone holds a BSME degree from Arizona Sate University.

         ROB PRESTON 43, Vice President, Marketing: Prior to joining IEC, Mr. Preston was involved in the marketing of management information systems to independent power projects and utilities around the world. He was most recently a principle in World Energy Partners, LLC., a developer of energy generation projects. Mr. Preston has been involved in several start-up companies associated with the power industry and has focused on customer satisfaction through solutions based sales. Mr. Preston holds a BS in Business Administration from the University of Southern California.

         SCOTT PUMPER 29, Vice President, Public and Investor Relations: Prior to joining IEC in 1998, Mr. Pumper was employed as a registered stock broker from 1991 to 1998 with various retail securities firms including DH Blair & Co., Inc., AS Goldman, Inc. and Joseph Stevens & Co. in New York City, New York and with the Corporate Securities Group, Inc., Euro Atlantic Securities, Inc. and J.P. Turner & Co. of Boca Raton, Florida.

ITEM 6. EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE

                                                                           LONG TERM
                                                                         COMPENSATION
                                                                             AWARDS
                                                                         ------------
                                             ANNUAL COMPENSATION           NUMBER OF             ALL OTHER
NAME AND PRINCIPAL POSITION(1)                YEAR     SALARY               OPTIONS            COMPENSATION
------------------------------               ------ ------------         -------------         ------------
Tony Sanzari                                  1999  $    78,500                  0                $ 0
           Chairman and CEO  . . . . . .      1998        3,250            800,000(2)               0

Scott Pumper                                  1999       43,782                  0                  0
           Vice President  . . . . . . .      1998            0            300,000(2)               0

----------

(1) No other officers or directors were paid any compensation equal to or greater than $50,000.

(2) The options granted are exerciseable for 10 years at five cents ($0.05) per share and reflect a two for one split which occurred in January, 1999.



ITEM 7. CERTAIN RELATIONSHIP AND RELATED TRANSACTIONS.

         The Company has entered into a marketing venture with Petromoly, Inc., a corporation located in Houston, Texas and Empire Multimedia Marketing, Inc., a Nevada corporation whereby the venture will market an engine additive called Petromoly by means of a direct television marketing campaign using an infomercial format. The Company, by vote of its stockholders, agreed to invest the sum of $250,000 in the venture in return for approximately 1/3 of the profits from the Petromoly sales. Empire Multimedia Marketing, Inc. is owned by the Company's Chairman and CEO, Tony Sanzari and one of its Vice Presidents, Scott Pumper.

ITEM 8. DESCRIPTIONS OF SECURITIES.

         The Company's newly amended Articles of Incorporation authorize a single class of shares which are designated as common. On January 17, 2001 fifty million (50,000,000) common shares were authorized at a par value of one cent ($0.01) per share. As of September 30, 2000 there were 2,120,616 common shares issued and outstanding.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

HOLDERS

         The number of stock holders of record of the Company's common stock, as of September 30, 2000 was 197.

DIVIDENDS

         The Company has not declared or paid any cash or stock dividends on its common stock in the last two fiscal years and does not anticipate declaring a dividend in the foreseeable future as all profits, if any, are likely to be utilized to grow the Company.

         There are currently no restrictions that limit the Company's ability to pay dividends on its common stock.

ITEM 2.  LEGAL PROCEEDINGS.

         There are no legal proceedings pending or, to the Company's knowledge, threatened against the Company that will adversely affect the financial condition of the Company or its ability to carry on the business of the Company.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         The Company has hired the following Certified Public Accounting firm as its initial auditors:

         King Griffin & Adamson P.C.
         14160 Dallas Parkway, Ninth Floor
         Dallas, Texas 75240

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

         The Company beginning on October 15, 1998, initiated a private placement under the exemption provided by Rule 506, Regulation D. Upon completion of the offering in 1999 the Company had sold 812,002 shares for the sum of $1,792,907. During early 2000, the Company sold an additional 892,773 common shares to its existing accredited stockholders for the sum of $1,678,129. The Company anticipates initiating a private placement in the near future and has recently completed preparation of a private placement memorandum under Rule 506, Regulation D.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company's Articles of Incorporation and Bylaws provide that the Company will indemnify its directors and officers to the fullest extent provided by Nevada law. In addition, the Articles of Incorporation contain a provision limiting a director's and officer's liability for monetary damages to the fullest extent permitted by Nevada law.

         Furthermore, Section 78.751 of the Nevada General Corporation Law (the "NGCL") contains provisions relating to indemnification of officers and directors. Section 78.751(1) provides that a corporation may indemnify any person who was or is a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except for an action, suit or proceeding, whether civil, criminal, administrative or investigative, except for an action by or in right of the corporation by reason of the fact that he was director, officer, employee or agent of the corporation. In order to indemnify, it must be shown that he acted in good faith and in a manner he reasonably believed to be in the best interest of the corporation. Generally, no indemnification may be made where the person has been determined to be negligent or guilty of misconduct in the performance of his duty to the corporation.

         Section 78.751(2) of the NGCL further allows the corporation to indemnify any person who was or is a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgement in its favor by reason of the fact that he is or was director, officer, employee, or agent of the corporation, including amounts paid in settlement and attorneys' fees if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the opposed to the best interests of the corporation. Indemnification may not be made for any clam, issue or matter to which a court of competent jurisdiction has adjudged an officer or director liable to the corporation, unless and only to the extent that a court of competent jurisdiction determines that in view of the circumstances of the case, the person is fairly and reasonably entitled to indemnify for such expenses.

         To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding discussed in the preceding paragraphs, Section 78.751(3) of the NGCL provide that he must be indemnified by the corporation against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the defense.

         Except when indemnification is required by a court of competent jurisdiction, Section 78.751(4) of the NGCL states that the corporation shall only indemnify upon a determination of (i) the shareholders; (ii) majority vote of the board that were not parties to the action; (iii) if ordered by a majority vote of a quorum of directors who were not parties to the action, suit or proceeding, by independent legal counsel in a written opinion; or (iv) by independent legal counsel in a written opinion if no quorum or directors who were not parties to the action may be obtained.

         Unless ordered by a court of competent jurisdiction, indemnification may not be made to or on behalf of any officer or director if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and were material to the cause of action.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling person of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act as is therefore unenforceable.

                            Financial Statements and
               Report of Independent Certified Public Accountants

                     INTERNATIONAL ENERGY CONSULTANTS, INC.

                         September 30, 2000 (Unaudited)
                           December 31, 1999 and 1998

                     INTERNATIONAL ENERGY CONSULTANTS, INC.

                          INDEX TO FINANCIAL STATEMENTS

                                                                                                             Page
                                                                                                             ----
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS............................................................F-3

FINANCIAL STATEMENTS

   Balance Sheets at September 30, 2000 (Unaudited) and December 31, 1999 and 1998............................F-4

   Statements of Operations for the nine month period ended September 30, 2000 (Unaudited) and for the years ended December 31, 1999 and 1998.........................................................F-5

   Statement of Changes in Shareholders' Equity for the nine month period ended
       September 30, 2000 (Unaudited) and for the years ended December 31, 1999 and 1998......................F-6

   Statements of Cash Flows for the nine month period ended September 30, 2000 (Unaudited)
        and for the years ended December 31, 1999 and 1998....................................................F-7

   Notes to Financial Statements..............................................................................F-8

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
INTERNATIONAL ENERGY CONSULTANTS, INC.

We have audited the accompanying balance sheets of International Energy Consultants, Inc. as of December 31, 1999 and 1998 and the related statements of operations, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Energy Consultants, Inc. as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

As described in Note 3, the accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has not generated revenues as of December 31, 1999 and needs additional funding in order to execute its business plan. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




                                                     KING GRIFFIN & ADAMSON P.C.

Dallas, Texas
December 22, 2000

                     INTERNATIONAL ENERGY CONSULTANTS, INC.

                                 BALANCE SHEETS

                                                            September 30,   December 31,   December 31,
                                                                2000            1999          1998
                                                            -------------   -----------    -----------
                                                             (Unaudited)

                                                ASSETS
Current assets
    Cash and cash equivalents                                $    82,450    $    86,327    $     6,347
    Receivable from officer                                        3,590          3,452         10,473
    Prepaid expenses                                               7,894          5,551          2,665
                                                             -----------    -----------    -----------

              Total current assets                                93,934         95,330         19,485

Property and equipment, net                                       51,743         52,579          9,421

Notes receivable from employees                                  126,428             --             --
Deposits                                                           9,299          6,523          5,774
                                                             -----------    -----------    -----------

              Total assets                                   $   281,404    $   154,432    $    34,680
                                                             ===========    ===========    ===========


                                   LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
    Accounts payable                                         $    48,794    $    27,415    $    28,945
    Accrued liabilities                                            3,854          4,066             --
                                                             -----------    -----------    -----------

              Total current liabilities                           52,648         31,481         28,945

Deferred rent                                                     15,133         16,395             --
                                                             -----------    -----------    -----------

              Total liabilities                                   67,781         47,876         28,945

Shareholders' equity
    Common stock - $0.01 par value; 2,500,000 shares
      authorized, 2,120,616, 1,119,010, and 439,172
      shares issued and outstanding at September 30,
      2000, and December 31, 1999 and 1998, respectively          21,206         11,190          4,391
    Additional paid-in capital                                 3,838,602      1,804,050        212,428
    Accumulated deficit                                       (3,646,185)    (1,708,684)      (211,084)
                                                             -----------    -----------    -----------

              Total shareholders' equity                         213,623        106,556          5,735
                                                             -----------    -----------    -----------

              Total liabilities and shareholders' equity     $   281,404    $   154,432    $    34,680
                                                             ===========    ===========    ===========


The accompanying notes are an integral part of these financial statements.

                     INTERNATIONAL ENERGY CONSULTANTS, INC.

                            STATEMENTS OF OPERATIONS

                                                Nine months       Year           Year
                                                   ended          ended          ended
                                               September 30,   December 31,   December 31,
                                                   2000            1999           1998
                                               ------------    ------------   ------------
                                                (Unaudited)
Revenues                                        $    11,438    $        --    $        --

Operating expenses                                1,948,939      1,497,600        211,084
                                                -----------    -----------    -----------

         Net loss                               $(1,937,501)   $(1,497,600)   $  (211,084)
                                                ===========    ===========    ===========

Net loss per common share - basic and diluted   $     (1.24)   $     (1.94)   $     (2.41)
                                                ===========    ===========    ===========

Weighted average number of common shares
    outstanding - basic and diluted               1,563,769        772,253         87,574
                                                ===========    ===========    ===========


The accompanying notes are an integral part of these financial statements.

                     INTERNATIONAL ENERGY CONSULTANTS, INC.

                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY


                                                Common Stock         Additional
                                         -------------------------     Paid-in      Accumulated
                                           Shares         Amount       Capital        Deficit         Total
                                         -----------   -----------   -----------    -----------    -----------
Balances at January 1, 1998                       --   $        --   $        --    $        --    $        --

   Issuance of common stock
     as compensation to employees            250,000         2,500        (1,250)            --          1,250

   Issuance of common stock
     for cash                                140,834         1,408       209,343             --        210,751

   Issuance of common stock to
     shareholders of a related
     entity (Note 9)                          48,338           483          (483)            --             --

   Capital contributed by officer                 --            --         4,818             --          4,818

   Net loss for the year                          --            --            --       (211,084)      (211,084)
                                         -----------   -----------   -----------    -----------    -----------

Balances at December 31, 1998                439,172         4,391       212,428       (211,084)         5,735

   Issuance of common stock for
     cash                                    671,168         6,712     1,583,564             --      1,590,276

   Issuance of common stock to
     shareholders of a related
     entity (Note 9)                           6,670            67           (67)            --             --

   Issuance of common stock for
     services                                  2,000            20           280             --            300

   Capital contributed by officer                 --            --         7,845             --          7,845

   Net loss for the year                          --            --            --     (1,497,600)    (1,497,600)
                                         -----------   -----------   -----------    -----------    -----------

Balances at December 31, 1999              1,119,010        11,190     1,804,050     (1,708,684)       106,556

   Issuance of common stock
     for cash (unaudited)                    892,773         8,928     1,678,129             --      1,687,057

   Issuance of common stock for
     Services (unaudited)                    108,833         1,088       273,911             --        274,999

   Capital contributed by officer
     (unaudited)                                  --            --        82,512             --         82,512

   Net loss for the period (unaudited)            --            --            --     (1,937,501)    (1,937,501)
                                         -----------   -----------   -----------    -----------    -----------

Balances at September 30, 2000
   (unaudited)                             2,120,616   $    21,206   $ 3,838,602    $(3,646,185)   $   213,623
                                         ===========   ===========   ===========    ===========    ===========


The accompanying notes are an integral part of this financial statement.

                     INTERNATIONAL ENERGY CONSULTANTS, INC.

                            STATEMENTS OF CASH FLOWS


                                                             Nine months      Year           Year
                                                                ended         ended          ended
                                                            September 30,  December 31,   December 31,
                                                                2000           1999           1998
                                                            ------------   ------------   ------------
                                                             (Unaudited)
Cash flows from operating activities
    Net loss                                                $(1,937,501)   $(1,497,600)   $  (211,084)
    Adjustments to reconcile net loss to net cash used
      in operating activities:
      Depreciation                                               14,045          8,841          2,824
      Common stock issued for services                          274,999            300          1,250
      Changes in operating assets and liabilities:
        Receivable from officer                                    (138)         7,021        (10,473)
        Prepaid expenses                                         (2,343)        (2,886)        (2,665)
        Notes receivable from employees                        (126,428)            --             --
        Accounts payable                                         21,379         (1,530)        28,945
        Accrued liabilities                                        (212)         4,066             --
        Deposits                                                 (2,776)          (749)        (5,774)
        Deferred rent                                            (1,262)        16,395             --
                                                            -----------    -----------    -----------
              Cash flows used in operating activities        (1,760,237)    (1,466,142)      (196,977)

Cash flows from investing activities
    Purchases of property and equipment                         (13,209)       (51,999)       (12,245)

Cash flows from financing activities
    Proceeds from issuance of common stock                    1,687,057      1,590,276        210,751
    Capital contributed by officer                               82,512          7,845          4,818
                                                            -----------    -----------    -----------
              Cash flows provided by financing activities     1,769,569      1,598,121        215,569
                                                            -----------    -----------    -----------

Net (decrease) increase in cash and cash equivalents             (3,877)        79,980          6,347

Cash and cash equivalents, beginning of period                   86,327          6,347             --
                                                            -----------    -----------    -----------

Cash and cash equivalents, end of period                    $    82,450    $    86,327    $     6,347
                                                            ===========    ===========    ===========

Supplemental disclosures for cash flow information:
   Cash paid during the period for:
      Interest                                              $        --    $        --    $        --
                                                            ===========    ===========    ===========

      Income taxes                                          $        --    $        --    $        --
                                                            ===========    ===========    ===========


The accompanying notes are an integral part of these financial statements.

                     INTERNATIONAL ENERGY CONSULTANTS, INC.

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1999 and 1998


1. NATURE OF OPERATIONS

International Energy Consultants, Inc. (the "Company" or "IEC"), was incorporated on August 15, 1997 in the state of Nevada in anticipation of numerous product and service marketing opportunities emerging from energy deregulation in the United States. The Company, which is headquartered in Las Vegas, Nevada, has satellite offices in San Diego, Boston, and Elgin, South Carolina which gives the Company the ability to capitalize on regional business opportunities. IEC strives to maximize the customer's goal for safe, clean, efficient, cost-effective power by providing superior integrated product lines packaged with the energy purchasing decision-makers in mind. IEC's primary function is to provide their clients with energy related consulting services, and will leverage established and developing relationships with service and equipment providers in order to offer a full complement of services and products to the marketplace. IEC was accounted for as a development stage company until September 2000, the period when the Company began to generate revenues.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are carried at cost. Expenditures for maintenance and repairs are charged to operations when incurred. Major renewals and betterments are capitalized.

Depreciation on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets, which range from 3 to 5 years.

Deferred Rent

The Company has certain non-cancelable operating leases. For these leases, rent expense is recorded on a straight-line basis over the terms of the leases. When rent expense exceeds cash payments required under the leases, the Company records deferred rent expense, which is reduced in future periods when cash payments exceed rent expense.

Income Taxes

The Company follows Statement of Financial Accounting Standards No. 109 (SFAS
109), "Accounting for Income Taxes". Under the asset and liability method prescribed by SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. When necessary, valuation allowances are provided to reduce deferred tax assets to their net realizable value.

                     INTERNATIONAL ENERGY CONSULTANTS, INC.

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1999 and 1998


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loss Per Common Share

Basic net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding for the period. Diluted net loss per share is computed by dividing net loss by the weighted average number of common shares and dilutive common stock equivalents outstanding for the period. The Company's common stock equivalents are not included in the diluted loss per share for 1999 and 1998 as they are antidilutive. Therefore, diluted and basic loss per share is identical. The total number of potentially dilutive securities at December 31, 1999 and 1998 totaled 1,900,000.

Interim Periods

The information set forth in these financial statements as of September 30, 2000 and for the nine months then ended is unaudited and reflects all adjustments, consisting only of normal recurring adjustments, that, in the opinion of management, are necessary to present fairly the financial position and results of operations of the Company for the period. Results of operations for the interim period is not necessarily indicative of the results of operations for the full fiscal year.

Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107 "Disclosure About Fair Value of Financial Instruments", requires disclosure about the fair value of all financial assets and liabilities for which it is practicable to estimate. At December 31, 1999 and 1998 the carrying value all of the Company's accounts payable and accrued liabilities approximate fair value because of their short term nature.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock Based Compensation

The Company follows Statement of Financial Accounting Standards No. 123 (SFAS
123), "Accounting for Stock-Based Compensation". As permitted under this standard, the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting For Stock Issued to Employees" in accounting for its stock options issued to employees. Pro forma information regarding net loss and loss per share, as provided for under the provisions of SFAS 123 are the same as presented in the Statements of Operations as disclosed in Note 8.

                     INTERNATIONAL ENERGY CONSULTANTS, INC.

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1999 and 1998


3. GOING CONCERN

The financial statements have been prepared on the assumption that the Company will continue as a going concern. The Company sustained net losses of $1,497,600 and $211,084 during the years ended December 31, 1999 and 1998, respectively and generated no revenues during these periods. Cash used in operations for the same periods aggregated $1,466,142 and $196,977, respectively. The Company's continued existence depends upon the success of management's efforts to raise additional capital necessary to meet the Company's obligations as they come due and to obtain sufficient capital to execute its business plan. The Company intends to obtain capital primarily through issuances of common stock. There can be no assurance given that the Company will be successful in completing additional financing transactions.

The financial statements do not include any adjustments to reflect the possible effects on the recoverability and classification of assets or classification of liabilities which may result from the inability of the Company to continue as a going concern.

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 1999 and 1998:

                                            1999        1998
                                          --------    --------
Computer equipment                        $ 28,025    $ 12,245
Furniture and fixtures                      36,219          --
                                          --------    --------
                                            64,244      12,245
Less accumulated depreciation              (11,665)     (2,824)
                                          --------    --------
                                          $ 52,579    $  9,421
                                          ========    ========

Depreciation expense for the years ended December 31, 1999 and 1998 was $8,841 and $2,824, respectively.

5. INCOME TAXES

At December 31, 1999 and 1998, deferred tax assets and liabilities are comprised of the following:

                                           1999         1998
                                        ---------    ---------
Deferred tax assets
  Property and equipment                $   2,579    $     948
  Capitalized Start-Up Costs              594,579       72,931
                                        ---------    ---------

             Total deferred tax asset     597,158       73,879

Less:  Valuation allowance               (597,158)     (73,879)
                                        ---------    ---------

 Net deferred tax asset                 $      --    $      --
                                        =========    =========

The deferred tax asset has a 100% valuation allowance recorded against it due to the uncertainty of generating future taxable income.

                     INTERNATIONAL ENERGY CONSULTANTS, INC.

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1999 and 1998


5. INCOME TAXES (Continued)

A reconciliation of the Company's income tax benefit with the amount of tax computed at the statutory rate for the years ended December 31, 1999 and 1998 is as follows:

                                                    1999         1998
                                                 ---------    ---------
Income tax benefit at statutory rate             $(524,160)   $ (73,879)
Meals and entertainment                                881           --
Change in valuation allowance                      523,279       73,879
                                                 ---------    ---------
                                                 $      --     $     --
                                                 =========    =========

6. LEASES

The Company leases its office facility and certain automobiles and equipment under various non-cancelable operating lease agreements which expire through 2004. Total rent expense associated with these leases was $81,774 and $11,062 for the years ended December 31, 1999 and 1998, respectively.

Future minimum lease payments under non-cancelable operating leases at December 31, 1999 are as follows:




  Year Ended
  December 31,

      2000                       $102,816
      2001                        109,582
      2002                         54,944
      2003                         31,209
      2004                         14,228
                                 --------

     Total                       $312,779
                                 ========

7. CREDIT CONCENTRATIONS

Cash is maintained in financial institutions which, at times, may exceed Federal Deposit Insurance Corporation insured amounts. However, the Company mitigates its risk by monitoring the financial status of these financial institutions.

                     INTERNATIONAL ENERGY CONSULTANTS, INC.

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1999 and 1998


8. STOCK OPTIONS

A summary of stock option activity is as follows:


                                              Weighted Average
                                   Options     Exercise Price
                                   -------    ----------------
Outstanding at January 1, 1998            --       $   --
    Granted                        1,900,000        0.025
    Exercised                             --           --
    Forfeited                             --           --
                                   ---------
Outstanding at December 31, 1998   1,900,000        0.025
    Granted                               --           --
    Exercised                             --           --
    Forfeited                             --           --
                                   ---------

Outstanding at December 31, 1999   1,900,000       $0.025
                                   =========

The following table summarizes information about options outstanding at December 31, 1999:

                                  Options Outstanding                             Options Exercisable
            ------------------------------------------------------------      ---------------------------
                                                  Weighted
                                                   Average      Weighted                        Weighted
                                                  Remaining      Average                         Average
                                   Number        Contractual    Exercise         Number          Exercise
            Exercise Price       Outstanding        Life          Price        Exercisable        Price
            --------------       -----------     -----------    --------      ------------      ---------
               $ 0.025            1,900,000      8.25 years     $ 0.025         1,900,000        $ 0.025

The weighted average fair values of compensatory options with exercise prices above and below fair value at the date of grant for options issued during the year ended December 31, 1998 is as follows:

                                               Above          Below
                                               -----          -----
         1998                                 $ 0.025         $  --

Had compensation cost for the Company's options been determined consistent with FASB statement No. 123, "Accounting for Stock Based Compensation", the Company's net loss would have been the same as presented in the Statements of Operations.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in fiscal year 1998; dividend yield of 0 percent; risk free interest of 6; and an expected life of 10 years. Because the Company is not a publicly traded company, it is permitted under SFAS 123 to use the "minimum value" method, which excludes the volatility factor from the option-pricing model. The fair value of options issued during fiscal year 1998 was negligible.

                     INTERNATIONAL ENERGY CONSULTANTS, INC.

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1999 and 1998


9. SHAREHOLDERS' EQUITY

In November 1998, the shareholders authorized a two-for-one stock split to be implemented by a stock dividend of one share for each share outstanding to shareholders of record on January 15, 1999. Shareholders' equity has been restated to give retroactive recognition to the stock split for all periods presented. In addition, all references to number of shares, per share amounts, stock option data, and market prices of common stock have been restated to reflect the stock split.

Prior to starting IEC, the CEO of the Company had a majority ownership in an entity which was dissolved early in 1998. After IEC was incorporated, the CEO made an offer to the shareholders of the dissolved entity to replace their shares in the dissolved entity for shares in IEC. During 1998 and 1999, the Company issued approximately 55,000 shares of common stock to replace shares in the dissolved entity. Since this offer was made before IEC began any significant activity, the value of this stock deemed distributed to the CEO was recorded at par value.

10. NOTES RECEIVABLE FROM EMPLOYEE (UNAUDITED)

The Company has advanced amounts to certain employees under notes receivable. These notes are uncollateralized, mature in 2002 and bear interest at 8.5% per annum.

                                    PART III

ITEM 1. INDEX TO EXHIBITS

         (2)   Charter and Bylaws

         (6)   Material Contracts

                                   SIGNATURES

         In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized

                                          International Energy Consultants, Inc.
                                         ---------------------------------------
                                                       (Registrant)

Date  January 19, 2001                By  /s/ TONY SANZARI, CEO
      ------------------------------     ---------------------------------------
                                                        (Signature)

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                      DESCRIPTION
-------                     -----------
  (2)                    Charter and Bylaws
  (6)                    Material Contracts
                           6a.   Letter of Intent
                           6b.   Letter of Agreement